Mail Stop 4561

August 26, 2009

Mark R. Goldston
Chief Executive Officer
United Online, Inc.
21301 Burbank Boulevard
Woodland Hills, CA 91367

> **Re:** **United Online, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 000-33367**

Dear Mr. Goldston:

We have reviewed your response letter dated August 5, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 23, 2009.

Form 10-K for the fiscal year ended December 31, 2008

Item 15. Exhibits, Financial Statements Schedules, page 81

1. We note your response to prior comment 5 but are unable to concur that your proposed revisions address the concerns raised with respect to the cautionary language used. Specifically, we note the following:

    - The second bullet states that the changes "may have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement," without stating which representations and warranties were so qualified;
    - The third bullet point states that the representation and warranties "may apply contract standards of 'materiality' that are different from 'materiality' under the applicable securities laws," without specifying which standards were used with respect to which representation and warranties; and

- The sentence immediately following the bulleted list that begins, "Accordingly," indicates that the statement of fact as to the relevant dates is "subject to more recent developments," which developments are not specified.

The intent and the effect of these statements is to undermine and to put into question, rather than to put into context, the interpretation and reliability of documents that the Commission has required you to file as an exhibit to your Form 10-K. You must either specifically identify which representations and warranties are qualified by any of these statement, and how they are so qualified, or delete the statements. In addition, please provide us with a representation that you acknowledge the company's responsibility for disclosing additional material information regarding material contractual provisions required to make the statements in the Form 10-K not misleading, and that your disclaimers, as revised, apply to the filed Form 10-K for the fiscal year ended December 31, 2008 as well as to applicable future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Maryse Mills-Apenteng, Legal Special Counsel at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief